EARLY WARNING NEWS RELEASE

(Montréal, November 14, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko Royalties") announces that it has filed an early warning report in respect of its holdings in Aquila Resources Inc. (TSX:AQA) ("Aquila").

On November 10, 2017, Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of Osisko Royalties, acquired, by way of a non-brokered private placement of Aquila (the "Private Placement"), beneficial ownership of, or control or direction over, 49,173,076 units of Aquila (each, a "Unit") at a purchase price of C$0.26 per Unit, representing an aggregate purchase price of approximately C$12,785,000. Each Unit is comprised of one common share of Aquila (each, a "Unit Share") and one-quarter of one common share purchase warrant of Aquila (each whole warrant, a "Unit Warrant"), with each Unit Warrant entitling the holder thereof to purchase one additional common share of Aquila (each, a "Common Share") at a price of C$0.34 per share for a period of 42 months from the closing date of the Private Placement.

In addition, on November 8, 2017, Osisko Bermuda and Aquila entered into a gold purchase agreement (the "Gold Purchase Agreement"), pursuant to which Osisko Bermuda received on November 10, 2017, an aggregate of 478,781 Common Shares (collectively, the "Capital Commitment Shares") at a deemed price of approximately US$0.209 per share on account of a US$100,000 capital commitment payment payable to Osisko Bermuda in connection with the Gold Purchase Agreement.

On November 10, 2017, following the completion of the Private Placement and the consummation of the first deposit pursuant to the Gold Purchase Agreement, Osisko Bermuda (a wholly-owned subsidiary of Osisko Royalties) transferred to Osisko Royalties: (i) 49,651,857 Common Shares (comprised of 49,173,076 Unit Shares and 478,781 Capital Commitment Shares); and (ii) 12,293,269 Unit Warrants (collectively, (i) and (ii) are the "Acquired Securities").

Immediately prior to the acquisition of the Acquired Securities, neither Osisko Bermuda nor Osisko Royalties held, directly or indirectly, or exercised control or direction over, any voting or equity securities of any class of Aquila, or securities convertible into voting or equity securities of any class of Aquila.

Immediately following the acquisition of the Acquired Securities, Osisko Royalties held beneficial ownership of, or control and direction over, (i) 49,651,857 Common Shares (comprised of 49,173,076 Unit Shares and 478,781 Capital Commitment Shares), representing approximately 15.0% of the number of Common Shares outstanding on a basic basis (being 331,002,421 Common Shares), and (ii) 12,293,269 Unit Warrants, representing together with the 49,651,857 Common Shares held by Osisko Royalties, approximately 18.0% of the number of Common Shares issued and outstanding on a partially-diluted basis (assuming only the exercise of the 12,293,269 Unit Warrants held by Osisko Royalties).

The Acquired Securities were acquired for investment purposes, and Osisko Royalties has no current intention of increasing or decreasing its ownership of, or control or direction over, additional securities of Aquila. Osisko Royalties reviews its holdings from time to time and may increase or decrease its position as future circumstances may dictate.

A copy of the early warning report filed by Osisko Royalties and Osisko Bermuda in connection with the acquisition of the Acquired Securities described above is available on SEDAR under Aquila's profile at www.sedar.com. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including an approximate 15.6% interest in Osisko Mining Inc., 12.8% interest in Osisko Metals Incorporated, 13.3% interest in Falco Resources Ltd. and 32.8% interest in Barkerville Gold Mines Ltd.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

Osisko Bermuda's registered office is located at Crawford House, 50 Cedar Avenue, Hamilton, Bermuda, HM11.

For further information about Osisko Gold Royalties Ltd, please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

For further information about Osisko Bermuda Limited, please contact:

Michael Spencer
Managing Director
Tel. (441) 292-8822
mspencer@osiskogr.com